Special Meeting of Shareholders

A meeting of shareholders of the RidgeWorth Funds, was held on December 19, 2008. At the meeting,shareholders voted and approved the following proposal:

Proposal 1: To approve a new investment subadvisory agreement between RidgeWorth Capital Management,Inc. and Zevenbergen
Capital Investments LLC with respect to the RidgeWorth
Aggressive GrowthStock Fund and the RidgeWorth Emerging
Growth Stock Fund.

RidgeWorth Aggressive Growth Stock Fund:

		  # of Shares 	% of Outstanding Shares % of Shares Present
For . . . . . . . 19,476,636.48 	83.25% 		99.98%
Against . . . . . 2,610.00 		 0.01% 		 0.01%
Abstain . . . . . 1,407.00 		 0.00% 		 0.01%
Total . . . . . . 19,480,653.48 	83.26% 	          100%

RidgeWorth Emerging Growth Stock Fund:

		  # of Shares 	% of Outstanding Shares % of Shares Present
For . . . . . . . 11,362,915.13 	97.38% 		99.99%
Against . . . . . 739.71 		 0.00% 		 0.01%
Abstain . . . . . 0 			 0.00%   	 0.00%
Total . . . . . . 11,363,654.84 	 97.38% 	  100%